ACCOR

Direction Relations Investisseurs
et Communication Financière

Paris, 2008-01-09

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporation Finance
Mail Stop 3-2
Attention of Mr. Paul Dudek
450 Fifth Street, N.W.
Washington, D.C. 20549



08000268

SUPPL

ACCOR, File N° 82-4672
Submission of Information to Maintain
Exemption Under Rule 12g3 - 2 (b)
Under the Securities Exchange Act of 1934

Dear Sirs,

In order to maintain the exemption from the Securities and Exchange Act of 1934 afforded by Rule 12g3 - 2 (b), we hereby provide our Web address. Instead of sending the information required by Rule 12g3 - 2 (b), we make it available on our Web site in English, in accordance with the amendment regarding the Rule 12g3 - 2 (b) exemption published the April 5, 2007.

http://www.accor.com/finance

Accor's exemption number is registered under File N° 82-4672.

If you have any questions or comments please call the undersigned at +33 1 45 38 86 26.

Please acknowledge the receipt of this letter by stamping and returning the enclosed duplicate of this letter in the enclosed self-addressed stamped envelope.

Very truly yours,

Eliane ROUYER
Senior Vice President
Investor Relations and Financial Communications

PROCESSED
JAN 23 2008
THOMSON
FINANCIAL

END

Immeuble Odyssey
110 avenue de France
75210 Paris Cedex 13 - France

Tél : +33 (0)1 45 38 86 26
Fax : +33 (0)1 45 38 85 95

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